Exhibit 99.2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

The Royal Bank of Scotland Group plc

General Meeting Statement

20 November 2008

The Meeting will deal with the proposed Resolutions as outlined in the Notice of the Meeting issued to Shareholders dated 4 November 2008.

The following is an extract from the speech to be made by Sir Tom McKillop, Chairman, at the meeting.

“The seriousness of this moment is clear to us all and in particular to me, as the Chairman of the Group.”

“We gather for the second time in a year to ask for our shareholders’ support to raise capital for the bank.  Detailed information on our proposals, together with an update on our trading performance and outlook, has been sent to all shareholders ahead of the meeting.  I will take the detail of that as read if I may.”

“As shareholders, however, you deserve to hear the Board’s view on the events leading to today and on how our company became vulnerable as the global financial crisis intensified.  I will address this now.”

“In over forty years of my working life I have had many difficult experiences but none like this. The challenges we now must address as an institution, as a country, and indeed as part of the world’s financial system, are unprecedented.”

“In the early part of the year the Board took action to rebase the Group’s target capital position in light of the increasingly difficult environment which was developing in financial markets and led to the Rights Issue which shareholders agreed to in May.”

“By the time of our Interim Results in August, the economic and financial climate remained difficult but our underlying trading performance in most businesses was acceptable, and our capital ratios were progressing towards the targets we had set ourselves.”

“However, within a matter of weeks a very severe further deterioration in financial market conditions occurred.”

“The consensus amongst market participants is that the main trigger for this was the collapse of the investment bank Lehman Brothers.”

“This was followed by a number of major events including:

•                  part nationalisation of AIG by the US government;

•                  Washington Mutual filing for bankruptcy;

•                  the Bank of America acquisition of Merrill Lynch;

•                  the 700 billion dollar US Treasury Troubled Asset Relief Programme (TARP) which has so far provided support to 30 US financial institutions including the largest banks;

•                  in the UK, Bradford & Bingley had part of its business acquired by Santander and the remainder being taken into public ownership;

•                  while elsewhere in Europe: Fortis was part nationalised by the Benelux governments and part acquired by BNP Paribas;

•                  the Dutch government took a 10 billion euro stake in ING;

•                  and the two largest Icelandic banks failed and were nationalised with support from Russia and the IMF;

•                  some 19 countries extended their deposit guarantee schemes; and

•                  the IMF has announced a 100 billion dollar fund for short-term country loans.”

“What began as a sub-prime mortgage crisis in the United States last year had evolved into a global financial crisis.  During September 2008 the point was reached where confidence in the financial system itself was being called into question.”

“This prompted a re-appraisal of capital ratios in the banking sector in Europe and the United States creating the expectation by market participants and governments that ratios should be strengthened to levels significantly higher than had previously been viewed as appropriate.  In effect, the action the Board took in April, while viewed as radical at the time, had been overtaken by events over the subsequent six months.”

“Many of the world’s banks have been required to strengthen their capital position often with the support of their government.  Many other countries have now followed the leadership of the UK Government and more than forty governments have now intervened to support their financial institutions.”

“Indeed, in its Financial Stability report last month The Bank of England reported that in total around four and a half trillion pounds has now been allocated by governments and central banks around the world to support the global financial system, including 395 billion pounds to support the recapitalisation of banks.”

“Throughout this entire period the Board and the Management of the Group had to make judgements about our strategic direction and about the management of the business against rapidly changing circumstances.  Every decision we have made was considered very carefully and judged against the evidence we had at the time we made it.  At all times we have sought to ensure that the best interests of shareholders have been protected.”

“As you would expect, the Board has given a great deal of thought to the additional factors that may explain the impact of the wider crisis on RBS.

I would like to mention two.”

“First, the Group’s historic use of an efficient balance sheet meant that we entered the period of significant market dislocation with a capital base that was, with hindsight, low relative to the size of our balance sheet.”

“For many years the approach the Group has taken to capital management served us very well.  In part the success that we enjoyed, for a decade and more, was possible because of the strategy of capital efficiency we employed, a strategy that was well received by shareholders at the time.”

“Had we known the severe market dislocation and economic deterioration we would face, we would, of course, have built up larger capital reserves earlier.  But, as we recognised the worsening climate, we sought to address the problem with our Rights Issue.”

“Based on our outlook on both the Group’s performance and on anticipated market conditions, we confidently believed we had stabilised the situation, but only to be confronted with a second and even more serious disruption to the financial markets.  We, in keeping with almost every other major banking group, have had to respond to these subsequent events.”

“The second factor was the acquisition of ABN AMRO.  When we decided to proceed with the acquisition, the business case was compelling to us and to our shareholders who overwhelmingly endorsed the Board’s decision at the General Meeting in August 2007.  The cost and revenue benefits it presented, and still present to the Group, alongside the opportunity to accelerate our strategic growth, were significant.”

“Based on what we knew then, that was a reasonable course for us to recommend and for you to approve.”

“However, the acquisition increased our exposure to those wholesale markets within which many of the problems have emerged during the course of this financial crisis.”

“In retrospect, the higher exposure to assets, which later became very difficult to trade, and the need to fund an enlarged balance sheet as access to liquidity became increasingly difficult, increased the short-term vulnerability of the Group to the financial crisis as it intensified this year.”

“But let me be clear, the acquisition of ABN AMRO may now be seen with hindsight as having increased our exposure to the emerging crisis, but it did not cause it.  We would have needed to strengthen our capital position in any event as is also evident from the capital raisings being undertaken by the majority of our UK competitors and other banks around the world.”

“Nor is this to say that the synergy benefits from the ABN AMRO deal will not be delivered – they are fully on track – or that the options for growth did not improve – they have.  However, with the benefit of the knowledge we now have, it is clear that the timing of this acquisition has added to our difficulties.”

“Our position reached a tipping point during October of this year as our share price suffered more than most other UK banks.  Banks everywhere, however, were suffering as financial markets failed to improve and the global economy deteriorated rapidly.”

“In the UK this prompted decisive action by the Government to support the banking sector.  Recognising the gravity of the situation the banking system and the economy as a whole faced, the Government came forward with a well-considered package of measures to address this.”

“As well as underwriting the recapitalisation of banks, support was provided to assist liquidity and funding for the sector.  In fact, funding support was the key objective of the intervention given the crisis of confidence in the system.”

“After careful consideration the Board decided the Group should avail itself of the offer.  This was a package which had to be considered as a whole but the Board judged it was essential to the Group’s ability to do business.”

“We are therefore grateful for the Government’s intervention.”

“However, under the terms of the proposals before you today and detailed in the Circular, RBS cannot pay dividends on its ordinary shares until the Preference Shares we are issuing to HM Treasury are no longer in issue, or unless otherwise agreed by Treasury.

It is accordingly our intention to repurchase these Preference Shares as soon as it is prudent and practicable to do so.  The Government too, has indicated its own encouragement that we do so.”

“The Board therefore unanimously recommends that shareholders approve today’s resolutions which will enable the Group to strengthen its capital ratios significantly and to access the other elements of the Government’s package.  The Directors confirm that they intend to vote in favour in respect of their own beneficial shareholdings.”

“I have described the Board’s view of the events that have led us to this point today.

Shareholders deserve to hear this explanation, but you also deserve more.”

“I expressed the considerable regret of the Board at the time of both our Rights Issue in the Spring and in October when this further capital raising was announced.  This regret I hope is clear but I want to make it unequivocally to all of our shareholders and the many people who depend in some way on the success of our company.”

“I, as the Chairman of RBS Group, both personally and in the office I hold, am profoundly sorry about the position we have reached.”

“I feel this sincerely, on a number of levels and for a variety of reasons but I want to highlight just a few.”

“I am sorry about the very real financial and therefore human cost that those who have invested in us now feel and recognise how seriously this has impacted shareholder confidence in RBS.  And I am also sorry if any of our customers have suffered anxiety as a result of the situation.”

“But, I am also acutely aware - every day - of the fact that thousands of our employees, past and present, have believed so much in their company that they gave more than their labour to it.”

“They bought shares, Share-save options and Buy as You Earn often from very modest incomes.  They were proud of what RBS had achieved and were delighted to be associated with it.”

“The anxiety they now feel is of great concern to the Board, the Executive and to me.”

“I want there to be no doubt that the overwhelming majority of RBS employees should neither feel nor bear any responsibility for this situation.  They have done, and they continue to do, an outstanding job.”

“The Board recognises that and is determined that we put this period behind us as quickly as possible.  We have a huge amount to do to rebuild success, confidence and pride and we are completely focused on doing just that.”

“The buck stops with me as Chairman and with the leadership of the Group.  Accountability has been allocated and fully accepted.”

“For my part, I will retire as Chairman at the 2009 AGM when the new Board structure is in place.”

“Our Chief Executive, Sir Fred Goodwin steps down from his post and from the Board today and the Board would like to thank him for his years of service to the Group.”

“We must not allow the current low we find ourselves in to obscure the remarkable success story that RBS Group has been over the past two decades.  That success was built by the staff of RBS at every level and I pay tribute to all of them.”

“Equally this experience must not obscure the potential that lies within the businesses of RBS.  It is the successful realisation of that potential which will restore the value our shareholders demand and deserve.”

“We have very good people and products within excellent businesses operating across a range of geographies and markets.  Businesses built on strong customer franchises and deep relationships.”

“The potential is there and will be unlocked.  This is the task now facing our new Chief Executive Stephen Hester.  A task he is already taking up with great skill, vigour and commitment.”

“Stephen has announced a full strategic review of the Group and its businesses.  Its aim will be to refocus the Group on the businesses where we have stable, profitable, market-leading customer franchises.  With a strengthened capital base underpinning a refocused Group we should be well placed to secure future growth and therefore sustainable returns to our shareholders, once the external environment stabilises.”

“Stephen has the full support of us all in leading RBS back to the world class status and financial returns that we can all be proud of.  We must now look forward and this is the focus of everyone in the Group.”

“A new chapter in the RBS story must now begin.”

Important Information

This document is not a Prospectus and investors should not subscribe for any securities referred to in this document (the “Securities”) except on the basis of the information contained in the Prospectus.

This document does not constitute an offer to sell, or a solicitation of an offer to subscribe for, Securities in any jurisdiction in which such offer or solicitation is unlawful.

This document is not for distribution, directly or indirectly, in or into Canada, Australia, Japan or South Africa.  This document does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States.  The Securities have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”).

The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.  There will be no public offer of the Securities in the United States.  In addition, subject to certain limited exceptions, holders of American depository shares representing ordinary shares will not be entitled to participate in the Placing and Open Offer.

The distribution of this document and/or the Prospectus and/or the Application Forms and/or the transfer or offering of New Shares into jurisdictions other than the United Kingdom may be restricted by law.  Persons into whose possession this document comes should inform themselves about and observe any such restrictions.  Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Certain statements made in this document constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward looking statements can be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar expressions and relate to, among other things, risks concerning borrower credit quality, the performance of RBS’s various business units in the near to medium term, the amount by which RBS expects to write down the value of certain of its assets, RBS’s expectations in respect of the securities offering, its capital ratios and its dividend payout ratio, RBS’s business strategy and its plans and objectives for future operations.  Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement.  Factors that might cause forward-looking statements to differ materially from actual results, include but are not limited to: the ability of RBS to access sufficient funding to meet its liquidity needs; developments in the current crisis in the global financial markets, and their impact on the financial industry in general and RBS in particular; the financial stability of other financial institutions, including RBS’s counterparties; the value and effectiveness of any credit protection purchased by RBS; the extent of future write-downs and impairment charges caused by depressed asset valuations, and the adequacy of RBS’s impairment provisions and loss reserves in relation thereto; RBS’s ability to achieve revenue benefits and cost savings from the integration of certain of ABN AMRO’s businesses and assets; the potential exposure of RBS to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk; changes in RBS’s credit ratings; general economic conditions in the United Kingdom, countries in Europe and Asia in which RBS has business activities and the United States; the monetary and interest rate policies of central banks, in particular the Bank of England, the European Central Bank, the Dutch Central Bank, the Board of Governors of the US Federal Reserve System and other G-7 central banks; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s planned investment in RBS; changes in the pricing environment; the effects of competition and consolidation in the markets in which RBS operates; tax consequences of the restructuring of ABN AMRO; changes in applicable laws, regulations and taxes in jurisdictions in which RBS operates; the inability of RBS to hedge certain risks economically; the results of the Placing and Open Offer; and the success of RBS in managing the risks involved in the foregoing.  These forward-looking statements speak only as of the date of this announcement.  The information and opinions contained in this announcement are subject to change without notice and, subject to compliance with applicable law, RBS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.

- End -